

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2016

Gregory J. Osborne
Chief Executive Officer
Gas Natural, Inc.
1375 East 9th Street, Suite 3100
Cleveland, Ohio 44114

> **Re:** **Gas Natural, Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed June 1, 2016**
> **File No. 001-34585**

Dear Mr. Osborne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives, page 29

1. We note your disclosure that you are currently reevaluating your strategy for tying your compensation to financial performance due to "issues that arose during prior management's tenure." Please provide more information regarding these issues and how they impact your strategy.

Certain Relationships and Related Transactions, page 45

2. Please reconcile your statements here that Mr. Osborne was removed as chief executive officer on May 1, 2015 for "not adhering to [certain] board resolutions…" with the disclosure in the Form 8-K filed May 5, 2014, which states "Richard M. Osborne… is stepping down as CEO and Chairman effective today." Further, this Form 8-K characterizes Mr. Osborne's departure as a retirement from the company.

3. Please elaborate upon why, beginning in December 2013, the board began adopting resolutions aimed at reducing the number of related party transactions. In this regard we note that most, if not all, of the transactions described in this section were "approved by a disinterested members of [y]our board of directors" or "the independent members of [y]our board of directors."

Proposal 1 – Election of Directors

4. Please provide support for your statement that Richard Osborne has "started a business that competes with Gas Natural's utilities and has interrupted service to [y]our customers without authorization."

5. Please reconcile the statements you make in your additional soliciting materials filed on May 26, 2016 stating that you "never received any communications whatsoever from the former Chairman or any representative of his group, until [you] received the recently delivered notice of nomination…" with your indication here that your nomination committee "met three times to consider Richard Osborne's director nominees" and "[a]fter due consideration, the committee members determined unanimously not to recommend any of Richard Osborne's nominees…"

Proxy Card

6. We note that the Board reserves the right to designate and vote for substitute nominees in the event the other nominees are unable to serve or will not serve for good reason. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

7. Please designate a blank space in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote. Please see Rule 14a-4(b)(2)(iii).

8. Please ensure that the proxy statement and accompanying proxy card are clearly identified as preliminary versions. Please see Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 or Perry J. Hindin, Special Counsel, at (202) 551-3444 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products